

701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
PHONE 206.883.2500
FAX 206.883.2699
www.wsgr.com

April 19, 2018

Via EDGAR and Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention: Barbara C. Jacobs
                Rebekah Lindsey
                Kathleen Collins
                Folake Ayoola

        Re: Domo, Inc.
               Draft Registration Statement on Form S-1

               Submitted February 28, 2018
               CIK No. 0001505952

Ladies and Gentlemen:

On behalf of our client, Domo, Inc. (the "**Company**"), we submit this letter in response to comments from the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") contained in its letter dated March 27, 2018, relating to the above referenced Confidential Draft Registration Statement on Form S-1. On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (the "**Registration Statement**"), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the February 28, 2018 submission).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

Prospectus Cover Page

1.   Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LOS ANGELES   NEW YORK   PALO ALTO
SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 2

In response to the Staff's comment, the Company has revised the disclosure in the prospectus cover page as well as in the prospectus summary, risk factors and management sections of the Registration Statement.

Prospectus Summary

2.   *You provide various measures that focus on your enterprise customer base, such as annual recurring revenue for your 20 largest customers and annual contract value for a cohort of enterprise customers. Please disclose the percentage of revenue generated from your enterprise customers for each period presented. To the extent that enterprise customers do not represent a material portion of your current revenues, revise to include similar measures for your non-enterprise customer base.*

In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 76 of the Registration Statement to include the percentage of revenue generated from the Company's enterprise customers for each period presented. The Company respectfully submits that enterprise customers represent a material portion of the Company's current revenues and that separately disclosing similar measures for non-enterprise customers will not provide value to investors.

3.   *Please explain further how you determine annual contract value and specifically address how cancellations are factored into your calculations. For example, tell us whether the 2015 cohort group excludes customers that cancelled their subscriptions and if so, explain further how this measure represents your ability to retain and expand your customer relationships.*

The Company calculates annual contract value, or ACV, by determining the amount of subscription value contracted with a customer within a twelve-month period. Professional services and one-time charges are excluded from the calculation of ACV. When aggregate ACV for a given cohort of customers, such as the 2015 cohort, is compared over time, customers who cancel are included in the beginning aggregate ACV of the cohort at the ACV value they contracted originally, but are treated as generating $0 ACV at the end of the period being considered.

Because canceled customers are removed from the aggregate ACV at the end of the period, any increase in ACV for a given cohort of customers over that period must be attributable to retention and expansion among the customers who do not cancel. The Company respectfully submits that this metric is a relevant measure of the Company's ability to retain and expand its customer relationships over time. It has revised the disclosure on pages 2, 9, 56, 76 and 85 of the Registration Statement to clarify the impact of cancellations on the calculation of ACV.

4.   *You state that, as of January 31, 2018, for the cohort of enterprise customers that licensed your product in fiscal 2015, the current annual contract value is 186% of the original license value, net of cancellations. Please revise to provide comparative data for the 2016 cohort.*

In response to the Staff's comment, the Company has revised the disclosure on pages 2, 9, 56, 76 and 85 of the Registration Statement.

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 3

Use of Proceeds, page 44

5.   *To the extent known, please expand your disclosure regarding your plans to expand international operations. Additionally, if any material part of the net proceeds is to be used to discharge indebtedness, revise to provide the interest rate and maturity of such indebtedness. In this regard, we note your disclosure on page 63 that, in December 2017, you entered into an $80 million credit facility and drew $50 million. Refer to Item 504 of Regulation S-K.*

        The Company plans to continue to invest in its international operations in a manner commensurate with the expected overall growth in its business. The Company also advises the Staff that, as of the date of this letter, the Company does not plan to use the proceeds of the offering to discharge indebtedness. As a result, the Company respectfully submits that no changes to its use of proceeds disclosure are warranted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

6.   *Where you present metrics or measures, please provide comparative data for prior periods. For example, you indicate that the net revenue retention rate in fiscal 2018 is an improvement over prior periods without providing corresponding information for prior periods.*

        In response to the Staff's comment, the Company has revised the disclosure on page 56 of the Registration Statement to remove the above referenced disclosure. While the Company believes that its subscription net revenue retention rate has improved over prior periods, it has removed the above referenced disclosure given the Company's early adoption of Accounting Standards Update, or ASU, No. 2014-09 *Revenue from Contracts with Customers (Topic 606)*, which makes the revenue for periods prior to the initial application date of February 1, 2016, which were accounted for under the previous standard, not readily comparable.

7.   *Please revise your discussion of contribution margin to address the following:*

        •   *Disclose the 2016 contribution margin for the 2015 cohort year;*

        •   *Explain further how you allocate the non-commission sales costs between new and existing customers and specifically address how relative efficiency of selling to new versus existing customers is considered in such calculations; and*

        •   *Clarify how your calculations and revenues and expenses differ from GAAP.*

        In response to the Staff's comment, the Company has revised the disclosure on page 54 of the Registration Statement.

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 4

8. *You state that a majority of your customers subscribe to your services through one-year contracts, but in the year ended January 31, 2018, a certain percentage of your new customers entered into multi-year contracts. Please revise to quantify "majority" and "a certain percentage," and provide this information for the prior period. To the extent legacy customers switched from one-year contracts to multi-year contracts, please revise to quantify and provide an analysis on any meaningful trends and uncertainties. Additionally, where applicable, please revise to provide the material terms of the one-year contracts and the multi-year contacts, including any renewal, cancellation, and termination provisions.*

In response to the Staff's comment, the Company has revised the disclosure on pages 53 and 89 of the Registration Statement to reflect the percentage of new customers who entered into multi-year contracts in the fiscal years ended January 31, 2017 and 2018 and the disclosure on page 91 of the Registration Statement to provide the material terms of the one-year contracts and the multi-year contracts.

With respect to customers who enter into one-year contracts, the Company advises the Staff that it is supplementally providing the Staff with the requested information. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (1) the Company is requesting confidential treatment of such supplemental materials at the time the reports are furnished to the Staff, (2) the return of the information is consistent with the protection of investors and (3) the return of the information is consistent with the Freedom of Information Act. The Company respectfully submits that, with the disclosure of the percentage of new customers entering multi-year contracts, additional details regarding the percentage of overall customers who are subject to one-year contracts does not significantly alter the total mix of information available about the Company.

9. *You disclose annualized recurring revenue for your 20 largest customers, annual contract value for the cohort of enterprise customers that licensed your product in fiscal year 2015, and net revenue retention. Please define and explain these measures and provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented.*

In response to the Staff's comment, the Company has revised the disclosure on pages 56 and 85 of the Registration Statement.

Customer Upsell and Retention, page 54

10. *Please revise, where applicable, to quantify the number of customers who canceled in the periods presented. To the extent there are material trends and uncertainties relating to cancellations, please revise to discuss the impact on your results of operations and financial condition.*

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 5

The Company respectfully advises the Staff that the Company manages its customer retention including focusing its sales and customer success resources based on the objective of maximizing the retention and upsell of subscription revenue on a dollar basis instead of number of customers. In response to the Staff's comment, the Company has revised the disclosure on page 56 of the Registration Statement to include additional information on the dollar value of subscription revenue lost during the year ended January 31, 2018. The Company did not include comparative disclosure for the prior year due to the adoption of ASU No. 2014-09, which makes the results of periods prior to the initial application date of February 1, 2016 not readily comparable.

Key Business Metrics, page 55

Number of Customers, page 55

11.   *You define a customer at the end of any particular quarter as an entity that generated revenue greater than $2,500 during that quarter. Please clarify whether you provide services for entities that generate less than $2,500 per entity. To the extent applicable, please revise to quantify the aggregate number of entities that paid less than $2,500 during each quarter for the periods presented, and, if material, their impact on your results of operations and financial condition.*

The Company does provide services to customers who generate less than $2,500 per quarter; however, the Company does not generate a material amount of revenue from such customers.

For example, for the three months ended January 31, 2017 and 2018, the Company had 174 and 254 customers who generated less than $2,500 of revenue during such periods, respectively, representing less than 1% of total revenue in the aggregate. For all other periods presented in the Registration Statement, customers who generated less than $2,500 of revenue per quarter represented approximately 1% of total revenue in the aggregate. Accordingly, the Company respectfully submits that disclosure in the Registration Statement related to such customers is not material given the overall mix of information included in the Registration Statement.

12.   *You state that where an organization has multiple subsidiaries or divisions, each entity that is invoiced at a separate billing address is treated as a separate customer. Please clarify whether a single entity, with multiple subsidiaries or divisions, accounted for more than 10% of your total revenue. To the extent you have an organization representing 10% or more of your total revenues, please provide related material risk factor disclosure.*

In response to the Staff's comment, the Company has revised the disclosure on pages 57 and 90 of the Registration Statement.

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 6

Results of Operations

Discussion of the Years Ended, January 31, 2017 and 2018, page 59

13.   *Please explain how the factors affecting your revenue growth, mainly the impact of new customers, compares to the measures presented in the prospectus summary that appear to focus on customers expanding their use of your platform. To the extent that customer upsell and expansion have had a material impact on your revenue growth, please revise accordingly.*

In response to the Staff's comment, the Company has revised the disclosure on page 61 of the Registration Statement.

Cost of Revenue, page 59

14.   *You state that the increase in cost of subscription revenue was primarily due to an increase in employee-related costs related to higher headcount. Please revise to disclose the number of employees you had in the reporting periods.*

In response to the Staff's comment, the Company has revised the disclosure on pages 61 and 62 of the Registration Statement.

Business

Domo Appstore, page 77

15.   *Please tell us whether customers have access to apps offered in your Domo Appstore as part of their subscription agreement or whether they pay separately for these apps. Also, clarify whether this differs if the app was developed by the company, your customer or a third-party.*

The Company respectfully advises the Staff that all customers with a subscription agreement have access to apps in the Domo Appstore. Apps can be made available in the Domo Appstore by the Company, customers or third-party development partners. It is the decision of the app creator whether or not to charge a fee for the app. If a customer purchases an app for which a fee is charged, the amount is incremental to the customer's subscription fees. Revenue related to apps was less than 2% of total revenue for each of the years ended January 31, 2017 and 2018.

Intellectual Property, page 88

16.   *You state that as of October 31, 2017, you have five patents in China, one in Australia, one in Canada and one in Japan. To the extent material, please revise to provide the expected expiration of the foreign held patents.*

The foreign patents referenced in the Staff's comments were acquired by the Company as part of the acquisition of a broader patent portfolio. The patents in question are not material to the Company's business.

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 7

Certain Relationships and Related Party Transactions, page 106

17. *Please file the aircraft dry lease agreement with the entity controlled by your CEO or tell us why you believe it is not material. Refer to Item 601(b)(10) of Regulation S-K.*

The Company acknowledges the Staff's comment and has included the referenced agreement as an exhibit to the Registration Statement.

Description of Capital Stock, page 112

18. *We note your disclosure on page 110 that the Series 1 convertible preferred stock held by Cocolalla, LLC have been pledged as securities to a financial institution. Where applicable, please revise to clarify what will happen to the pledge upon conversion.*

In response to the Staff's comment, the Company has revised the disclosure on pages 115 and 134 of the Registration Statement.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Contract Acquisition Costs, page F-9

19. *Please tell us how you considered contract renewals in determining the three-year period of benefit for commissions earned on initial contracts and clarify whether sales commissions on contract renewals are commensurate with the commissions earned on initial contracts. Also, please reconcile your considerations to your disclosure on page 18 that you do not have a long history of renewals. Refer to ASC 340-40-35-1.*

The Company respectfully advises the Staff that the primary consideration in the Company's determination of the three-year period of benefit was average customer life, the calculation of which includes consideration of contract renewals. While the Company does not have a long history of renewals (as stated on page 18 in Risk Factors), it does have renewal data beginning in the year ended January 31, 2015 and extending through the current date, which represents over 3,000 renewal opportunities. While this is not an extensive history, the Company believes that the available historical data provides a reasonable basis on which to estimate average customer life.

In accordance with the guidance in ASC 340-40-35-1, the Company amortizes deferred customer acquisition costs related to commissions earned on initial contracts over the estimated three-year period of benefit. The Company believes this approach is consistent with the guidance provided in the FASB Transition Resource Group for Revenue Recognition Paper 57, which states that "some entities might conclude that its best estimate of the amortization period is the average customer term because the costs to obtain a contract relate to goods or services to be provided throughout the average customer term. The staff thinks using an amortization period equal to the average customer term is a reasonable application of the new revenue standard provided that the facts and circumstances do not clearly indicate that the

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 8

average customer term is inconsistent with the amortization guidance in paragraph 340-40-35-1." The Company will continue to monitor renewal rates and make adjustments to the expected period of benefit if renewal rates or other factors result in changes to the Company's estimates.

In response to the Staff's comment, the Company has revised page F-10 of the Registration Statement to disclose that commissions earned on renewal contracts are not commensurate with commissions earned on initial contracts. The commissions earned on renewal contracts are significantly lower than those earned on initial contracts.

Recently Issued Accounting Pronouncements, page F-14

20.   *Given your stated intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the date on which you will adopt the standard(s) disclosed, assuming you will remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.*

In response to the Staff's comment, the Company has revised the disclosure on pages 73, 74 and F-14 of the Registration Statement.

Note 12. Common Stock and Stockholders' Deficit

Stock-Based Compensation, page F-20

21.   *Please disclose your assumption of the fair value of the common stock underlying the option or RSU grants for each reported period. Refer to ASC 718-10-50-2(f).*

In response to the Staff's comment, the Company has revised the disclosure on page F-24 of the Registration Statement.

Exhibit Index

22.   *You state on page 65 that, in April 2017, you entered into an agreement with a supplier for cloud infrastructure services for a total commitment of $60 million, which agreement expires in March 2020. Please disclose the material terms of this agreement and file the agreement as an exhibit to the registration statement or tell us why it is not material.*

The Company respectfully submits that it does not believe the referenced agreement, which was made in the ordinary course of business and upon which the Company is not substantially dependent, is material such that it is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

The referenced agreement is of a type that ordinarily accompanies providing cloud-based enterprise software applications, such as that provided by the Company, and the Company does not believe there is a substantial likelihood that a reasonable investor would consider the agreement to significantly alter the total mix of information available about the Company. Accordingly, pursuant to

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 9

Item 601(b)(10)(ii) of Regulation S-K, the agreement would only be considered material if it falls into one of the enumerated categories. None of the Company's directors, officers, promoters, voting trustees or security holders named in the Registration Statement are a party to the agreement. The Company's business is not substantially dependent on the agreement in question, as alternative arrangements and agreements could be entered into if required. Lastly, the agreement is not related to the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of the Company's fixed assets, nor is it a material lease under which any property described in the Registration Statement is held.

For the foregoing reasons, the Company respectfully submits that the referenced agreement is not material and does not need to be described in greater detail or filed as an exhibit to the Registration Statement.

General

23.   *Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.*

The Company acknowledges the Staff's comment and will provide the Staff on a supplemental basis with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

24.   *Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.*

The Company acknowledges the Staff's comment and will supplementally provide the Staff with copies of any graphic materials or artwork the Company intends to use in the prospectus.

25.   *Please provide support for the following statements:*

- *"We are the only native cloud-based enterprise software application company of scale that brings together, in one place, massive amounts of data from all departments of a business to empower employees with real-time data insights, accessible on any device, that invite action" (page 1);*

In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 75.

- *"Our customers collectively upload new data to Domo millions of times each week, and we have customers who create individual datasets that exceed 60 billion rows. On a typical business day, our customers in the aggregate typically query between 100 to 200 trillion rows from uncached queries" (page 1); and,*

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 10

- *"By the year 2020, about 1.7 megabytes of data will be created every second for every human being on the planet" (page 3).*

In response to the Staff's comment, the Company is supplementally providing the Staff with third-party support for the second and third bulleted statements above attached hereto as Exhibit A. To expedite the Staff's review, the Company has marked such supplementally provided third-party support so that the Staff can readily locate and review the cited information.

****

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 11

Please direct any questions regarding the Company's responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc: Daniel Stevenson, Domo, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Mark Peterson, Ernst & Young LLP

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 19, 2018
Page 12

Exhibit A

Support Materials for Comment 25

Statement	Tab
"Our customers collectively upload new data to Domo millions of times each week"	1
"we have customers who create individual datasets that exceed 60 billion rows"	2
"On a typical business day, our customers in the aggregate typically query between 100 to 200 trillion rows from uncached queries"	3
"By the year 2020, about 1.7 megabytes of data will be created every second for every human being on the planet"	4

7 Day Update Count

7 Day Update Count

47,387,018

Updates


Adrenaline Replace Count and Performance
by Day
7.9
7.5M
5M
2.5M
Dec 2017
Jan 2018
Feb 2018
aveQueryTime
Replace Count


Adrenaline Insert Count and Performance
by Day
1.93
Insert Count
Dec 2017
Jan 2018
Feb 2018
aveQueryTime
Insert Count

Datasource	Rows
301790...	85,109,102,162
0418c2...	72,502,219,720
a46927...	65,165,747,106
i14e7be...	44,202,721,678
dd1d26...	30,069,343,589
043b6b...	25,331,889,610
cf9d40...	23,826,374,875
2acee4...	19,816,692,426
edec32...	17,169,420,559
42c0d3...	16,590,138,773
6c06a0...	15,457,371,559
121ff3...	15,111,917,811
8ed12f...	14,868,314,613
47e922...	14,495,121,911
fcb8cd...	13,303,855,309
77a691...	12,778,000,020
7e1225...	12,268,328,682
88ec81...	12,011,593,722
0c437b...	11,912,870,418
ea40dd...	11,556,681,136
7d02a7...	11,119,247,167
2a18f5...	11,106,309,978
126cdb...	10,635,544,881
f58fd8...	10,119,262,804
59d8cd...	9,852,290,908
76fd8d...	9,396,001,819
1c4456...	9,346,081,230
61063b...	9,066,491,231
bccde0...	9,055,219,200
568d01...	8,995,933,814

Date	Trillions of rows	
8-Jan-2018	137.57	Weekday
9-Jan-2018	134.72	Weekday
10-Jan-2018	136.93	Weekday
11-Jan-2018	198.35	Weekday
12-Jan-2018	134.47	Weekday
13-Jan-2018	27.11	Weekend
14-Jan-2018	39.58	Weekend
15-Jan-2018	163.07	Weekday
16-Jan-2018	169.89	Weekday
17-Jan-2018	4,320.28	Weekday
18-Jan-2018	163.61	Weekday
19-Jan-2018	119.28	Weekday
20-Jan-2018	26.96	Weekend
21-Jan-2018	27.72	Weekend
22-Jan-2018	143.91	Weekday
23-Jan-2018	157.90	Weekday
24-Jan-2018	160.15	Weekday
25-Jan-2018	147.04	Weekday
26-Jan-2018	619.32	Weekday
27-Jan-2018	27.12	Weekend
28-Jan-2018	38.18	Weekend
29-Jan-2018	330.08	Weekday
30-Jan-2018	131.98	Weekday
31-Jan-2018	139.44	Weekday
1-Feb-2018	137.51	Weekday
2-Feb-2018	122.36	Weekday
3-Feb-2018	30.83	Weekend
4-Feb-2018	41.27	Weekend
5-Feb-2018	156.40	Weekday
6-Feb-2018	154.94	Weekday
7-Feb-2018	150.73	Weekday
8-Feb-2018	139.95	Weekday
9-Feb-2018	135.89	Weekday
10-Feb-2018	25.54	Weekend
11-Feb-2018	37.78	Weekend
12-Feb-2018	190.28	Weekday
13-Feb-2018	154.98	Weekday
14-Feb-2018	178.25	Weekday
15-Feb-2018	175.96	Weekday
16-Feb-2018	119.03	Weekday
17-Feb-2018	31.76	Weekend
18-Feb-2018	39.19	Weekend
19-Feb-2018	86.19	Weekend

Forbes / Tech
SEP 30, 2015 @ 02:19 AM   270,317 🔞

Big Data: 20 Mind-Boggling Facts Everyone Must Read

 **Bernard Marr,** CONTRIBUTOR
FULL BIO ∨

Opinions expressed by Forbes Contributors are their own.

Big data is not a fad. We are just at the beginning of a revolution that will touch every business and every life on this planet.

But loads of people are still treating the concept of big data as something they can choose to ignore — when actually, they're about to be run over by the steamroller that is big data.

Don't believe me? Here are 20 stats that should convince anyone that big data needs their attention:

1. The data volumes are exploding, more data has been created in the past two years than in the entire previous history of the human race.

2. Data is growing faster than ever before and ~~by the year 2020, about 1.7 megabytes of new information will be created every second for every human being on the planet.~~

3. By then, our accumulated digital universe of data will grow from 4.4 zettabyets today to around 44 zettabytes, or 44 *trillion* gigabytes.

4. Every second we create new data. For example, we perform 40,000 search queries every second (on Google alone), which makes it 3.5 searches per day and 1.2 trillion searches per year.

5. In Aug 2015, over 1 billion people used Facebook ￼ in a single day.

6. Facebook users send on average 31.25 million messages and view 2.77 million videos every minute.

7. We are seeing a massive growth in video and photo data, where every minute up to 300 hours of video are uploaded to YouTube alone.

8. In 2015, a staggering 1 trillion photos will be taken and billions of them will be shared online. By 2017, nearly 80% of photos will be taken on smart phones.

9. This year, over 1.4 billion smart phones will be shipped - all packed with sensors capable of collecting all kinds of data, not to mention the data the users create themselves.

10. By 2020, we will have over 6.1 billion smartphone users globally (overtaking basic fixed phone subscriptions).

11. Within five years there will be over 50 billion smart connected devices in the world, all developed to collect, analyze and share data.

12. By 2020, at least a third of all data will pass through the cloud (a network of servers connected over the Internet).

13. Distributed computing (performing computing tasks using a network of computers in the cloud) is very real. Google GOOGL [illegible] uses it every day to involve about 1,000 computers in answering a single search query, which takes no more than 0.2 seconds to complete.

14. The Hadoop (open source software for distributed computing) market is forecast to grow at a compound annual growth rate 58% surpassing $1 billion by 2020.

15. Estimates suggest that by better integrating big data, healthcare could save as much as $300 billion a year — that's equal to reducing costs by $1000 a year for every man, woman, and child.

16. The White House has already invested more than $200 million in big data projects.

17. For a typical Fortune 1000 company, just a 10% increase in data accessibility will result in more than $65 million additional net income.

18. Retailers who leverage the full power of big data could increase their operating margins by as much as 60%.

19. 73% of organizations have already invested or plan to invest in big data by 2016

20. And one of my favourite facts: At the moment less than 0.5% of all data is ever analysed and used, just imagine the potential here.

My prediction? At the rate at which data and our ability to anlayze it are growing, businesses of all sizes — large and small — will be using some form of data analytics to impact their business in the next five years.

The question isn't whether or not big data is here to stay; the question is are you ready.

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Bernard Marr is a best-selling author & keynote speaker on business, technology and big data. His new book is Data Strategy. To read his future posts simply join his network here.

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